May 4, 2007

Ms. Jill Davis

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc. (the “Company”)
Comments to Amendment No. 7 to Registration
Statement on Form S-1 (File No. 333-132257)
Supplemental Response Letter

Dear Ms. Davis

We appreciate you taking the time to discuss the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 3, 2007. Set forth below are the Company’s supplemental responses to the Staff’s May 3, 2007 letter. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter.

Form S-1/A-7 filed May 1, 2007

1.	Please note that we are in receipt of your amendment number seven to Form S-l. We are currently in the process of reviewing the amendment and have not yet completed our review. Further comments, if any, will be issued under separate cover.

Response: We acknowledge the Staff’s comment.

Supplemental response letters received April 30, 2007

2.	Please submit the response letters in electronic format on Edgar as Correspondence, as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.

Response: We acknowledge the Staff’s request and will file in electronic format on Edgar as Correspondence the supplemental response letters submitted to the Staff on April 30, 2007.

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

In addition, we undertake to file this supplemental response letter on Edgar as Correspondence.

Capitalization, page 24

3.	Please address each of the following as it relates to your accounting for stock options, vested restricted stock and unvested restricted common stock.

Stock Options

•

In your first response letter provided on April 30, 2007, you state that you “believe that the elimination of [y]our purchase right and the purchase obligation on restricted stock and stock options upon becoming a public reporting entity will result in a modification of the plan, which would trigger a revaluation of the awards pursuant to FAS 123R paragraph 51.” Please support your conclusion that this represents a modification of an award as contemplated by FAS 123R.

•

In your second response letter from April 30, 2007, you analogize your situation to EITF 88-6 and indicate that you believe this literature requires you to record additional compensation expense upon successful completion of an initial public offering recognized as “the difference between market value and book value.” However, we are unable to agree with your analogy to EITF 88-6 as this literature was nullified by FAS 123R except for entities within the scope of paragraph 83 of FAS 123R. It does not appear to us that you are within the scope of paragraph 83. As such, we are unable to agree that your calculation of the modification to your plans once you become a reporting entity would be calculated as the difference between the formula value of the instruments and the mid-point of your IPO price. Please reconsider your position or provide additional support and references to applicable literature that will further support your position.

•

We further note your reference to paragraph A184 of FAS 123R and your statement in your response that you believe you are required to “compare the fair value of the instrument immediately before the modification (based on formula based price) to the fair value of the modified award (fair value pricing model based on the public offering price) and recognize any incremental compensation (parenthetical information added for clarification).” Please compare and contrast your conclusion with footnote 13 of SAB Topic 14:B.l, which states that “The staff believes that because Company A is a public entity as of the date of the modification, it would be inappropriate to use the calculated value method to measure the original share options immediately before the terms were modified.”

•

We note that you have determined the fair value of the stock options classified as a liability as of March 7, 2006 and December 31, 2006 using a Black Scholes option valuation model. Please tell us the valuation model you used to calculate the fair

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

value of the stock options at the time when you become a reporting company. Additionally, please explain in detail why an additional $15 million charge is required.

Response:

Overview

        We submit the following response in relation to Comment 3. Within the “Background” section, we provide the rationale for our position that a charge of $19.2 million is required at the completion of the initial public offering and address the comments you have in the first three bullets. In the “Issues” section, we set forth facts regarding market conditions from the time of our initial filing on March 7, 2006 to date and our explanation that because the fair value of our equity grants converges with the IPO price for our common stock this methodology would not result in a materially different result than taking a charge at completion of the offering. In the “Value of Stock” section, we provide additional analysis to estimate the value of a share of our stock as of December 31, 2006, assuming no restrictions or contractual re-purchase provisions burdened the shares. We also explain in detail why the re-purchase price contained in the grants represents fair value as it is tied to the value of our underlying oil and gas reserves, the primary metric for valuing exploration and production companies.

        We have considered applicable guidance including SFAS 123R, SAB107 and AICPA Practice Aid, “Privately Held Company Equity Securities Issued as Compensation”.

Background

        We originally filed the Registration Statement on March 7, 2006, and became a “public entity” under paragraph 37 of SFAS 123R as of such date. Pursuant to the provisions of SFAS 123R, we are required to measure our restricted stock and stock option liability awards at fair value. All granted shares are non-voting and are non-transferable. Our restricted stock and stock option grants are liability awards because grantees have the right under such grants to require us to purchase shares of vested restricted stock or shares of stock issued upon the exercise of stock options at a calculated price set forth in the grants. Additionally, we have the right to purchase vested stock granted to our employees. This “formula” price is the only price at which the grants can be purchased unless we successfully complete an IPO.

        It is important to understand that the “formula price” was intentionally tied to the fair value of our company based on the value of its oil and gas reserves. The terms of our equity compensation plans require that the purchase price for our restricted shares is calculated each calendar quarter as shareholders’ equity adjusted for the difference between the PV-10 of our proved oil and gas reserves and the net book value of oil and gas properties (“Adjusted Equity Value”). The purchase price under the stock option grants is two-thirds of the

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

Adjusted Equity Value while the purchase price for our restricted stock awards is 100% of the Adjusted Equity Value. If we become subject to reporting under Section 12 of the Securities Exchange Act of 1934, as amended, our requirement to purchase shares of vested restricted stock or shares of stock issued upon exercise of stock options from grantees will be eliminated. We believe the price calculated pursuant to the terms of the equity compensation plans (the “Formula-based Price”) represents the fair value of such equity grants prior to completion of our public offering. In the overriding Valuation Consideration section of this response we show the proximity of the Formula-based Price to values calculated using our expected offering price and demonstrate that any difference would not be material to our 2006 historical financial statement.

        In our May 12, 2006 response to comment 7 in your letter dated April 6, 2006, we indicated that we expected to take a charge of $10.9 million as of March 31, 2006 for the difference between the mid-point of the then offering range of $16.50 and the fair value of the equity grants (restricted stock and stock options). The Formula-based Price was $14.24 for the restricted stock and $8.90 for the stock options as of March 31, 2006. All stock prices in this response give effect to the 11 for 1 stock split anticipated in connection with closing the offering.

        As reflected in Amendment #7 to the Registration Statement, the amount of the expected charge is $19.2 million as of December 31, 2006, $3.7 million of which is associated with restricted stock and $15.5 million of which is associated with stock options. The greater amount attributable to the stock options relative to the restricted stock is, in part, because the Formula-based Price for options is two-thirds of the Adjusted Equity Value as compared to 100% of the Adjusted Equity Value for restricted stock.

        The Formula-based Prices as of December 31, 2006, were $8.84 and $5.90 for the restricted stock and stock options, respectively as compared to $14.24 and $8.90, respectively, as of March 31, 2006. The reasons for the decline in the Formula-based Price is set forth under “Valuation of Stock”.

        We believe the charge we expect to recognize upon completion of the IPO is appropriate and reflects the change in fair value of our equity grants attributable to the IPO and the associated elimination of the formula based settlement restrictions.

        We believe the historical accounting for our restricted stock and stock option grants is supported by the following accounting literature: Appendix E of SFAS 123(R) defines fair value as “The amount at which an asset (or liability) could be bought (or incurred) or sold (settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Paragraph 15 of SFAS 123(R) says, in part “…cost of services received… shall be measured on the fair value of the equity instruments issued or the liability settled,” and paragraph 37 says, in part “A public entity shall measure a liability award under a share-based payment arrangement based on the award’s fair value…”. We note SFAS 123(R) refers to fair value of the equity instrument or liability award (not fair value of the underlying

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

stock) which means the fair value concept in SFAS 123(R) must take into account the terms embedded in the equity instrument in determining its fair value. As discussed above, the terms of our restricted stock and stock option awards contain specific restrictions whereby the only way to settle the award (absent successful consummation of an IPO) is to sell shares to the Company at the Formula-based Price, which, again, is derived from the fair value of our assets. In fact, if we were to sell our stock to another entity for cash, while the restricted shares and options would vest upon a change in control, holders of the restricted shares and stock options would only be paid the Formula-based Price despite any price that may be paid to the Company’s other shareholders. The Formula-based Price is the only value for our equity grants absent completion of an IPO.

        In considering potential factors that would cause the fair value of the restricted stock and stock options to exceed the Formula-based Price (beyond consideration of the value assumptions contained in our Black-Scholes valuation model with respect to the options), we looked for guidance in authoritative literature to determine when, or if, one must consider the anticipation of an IPO. While there is little current guidance in this area, we did look to FSP FAS 123(R)-4 “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” We consider the successful consummation of an IPO to be a contingent event as discussed in the FSP. Paragraph 6 of the FSP states, in part “An option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring, shall be accounted for similar to a modification from an equity to a liability award. That is, on the date the contingent event becomes probable of occurring (and therefore the award must be recognized as a liability) the entity recognizes a share-based liability equal to the portion of the award attributed to past service (which reflects any provision for acceleration of vesting) multiplied by the award’s fair value on that date.” We view the elimination of the Formula-based Price restriction in our awards to be similar to a modification as noted above. We also note that in current practice, the occurrence of a contingent event (in our case completion of an IPO) that is outside the control of the Company is not considered probable until it occurs.

        Additionally, while we recognize that EITF 88-6, “Book Value Stock Plans in an Initial Public Offering” was nullified by SFAS 123(R), SFAS 123(R) does not address the concept of how to account for awards with unique features like ours upon IPO, except for possibly applying the modification provisions discussed in Illustration 14(c), paragraph A184. In looking at EITF 88-6, we note that issue 2(a) addressed the appropriate accounting for book value stock option plans at the time of an IPO when the option converted to a market value option. The Task Force reached a conclusion that, upon successful completion of an IPO, additional compensation expense should be recognized for the difference between market value and book value. We believe that, while EITF 88-6 was nullified, this further supports our position that incremental compensation expense should be recognized only upon successful completion of our IPO. As we have noted in prior communications with the Staff, we believe this is a very complex area with little current guidance specific to our unique fact pattern. However, we believe there is enough evidence to support our position and, based on

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

our analysis, we should revalue our liability awards immediately before they convert to equity share awards upon becoming a reporting entity, taking the charge to earnings and increasing our liability. The liability would then be reclassified into equity as our obligation to purchase such shares is eliminated upon effectiveness of our registration statement.

        We appreciate the Staff’s position that the fair value of the restricted stock and stock options should not be materially different immediately prior to the IPO offering and immediately following the IPO. However, the difference is due precisely because of the offering. Without the completion of the offering, the Formula-based Price is the only value at which the shares can settle, and to substitute another “value” would be to hypothecate a liability which would never be realized. Moreover, the Formula-based Price is one which is tied to the fair value of our company.

Issues

The principal issues are in what period, if any, should the following be charged to expense, (1) the difference between the restricted stock formula-value and midpoint of the IPO price range ($3.7 million as of December 31, 2006) and (2) the difference between the Black-Scholes valuation of the stock option grants using the Formula-based price and such valuation using the midpoint of the IPO price range ($15.5 million as of December 31, 2006). The $3.7 million and $15.5 million in incremental compensation expense are attributable to elimination of the contract provision requiring settlement at the Formula-based Price, elimination of the non-transferability provision, and conversion to voting status-all of which happens at completion of the offers.

The increase related to the restricted stock of $3.7 million is based on the increase from the formula based price of $8.84 per share at December 31, 2006 to the IPO price of $17.00 per share times the number of restricted shares and adjusted for the percentage of the requisite service that had been rendered as of that date. The increase related to the stock options of $15.5 million is related to the increase from the fair value determined using the Black-Scholes valuation model at December 31, 2006 based on a formula price of $5.90 per share to a Black-Scholes model based on the IPO price of $17.00 per share. Of this amount, approximately $1.2 million is related to the option value attributable to the Black-Scholes model and the balance of $14.3 million is directly attributable to the increase in intrinsic value. Note that the $1.2 million differs from the $497,000 we discussed on April 30, 2007, due to greater optionality from our using the $17 per share amount in calculating the $15.5 million. The Black-Scholes model was run with the parameters outlined in our previous correspondence.

        We believe the two alternatives are: (1) recognize the incremental compensation expense upon completion of the offering as discussed above, or (2) recognize the incremental compensation expense during the period of convergence, which we believe is the quarter immediately preceding the IPO. We believe these alternatives do not result in dissimilar

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

results given the facts surrounding this offering. As discussed the valuation background of our IPO below.

We largely cleared the Staff’s comments on equity compensation and other issues as of May 22, 2006. However, by that date the stock prices of our peer group (Denbury Resources, Encore Acquisition, Plains Exploration, Southwestern Energy, Range Resources, Quicksilver Resources & Bill Barrett Resources) had fallen by 5.2% from the March 6, 2006 level and continued to decline thereafter.

At that time, the Company’s controlling shareholder was Harold Hamm, decided not to launch the public offering due to unfavorable market conditions. Mr. Hamm continues to be our controlling shareholder, and pursuit of an IPO or other liquidity event is solely at his discretion.

The Company filed amendments to the Registration Statement on April 14, 2006, May 12, 2006, August 17, 2006, November 17, 2006, March 16, 2007, April 18, 2007, and May 1, 2007 to update financial statements and respond to Staff comments in order to keep the filing current in the event market conditions became favorable and the selling shareholder decided to proceed with the offering. During that period, we considered other IPO alternatives such as the sale of the Company and the formation of a master limited partnership, the effects of which would not have triggered the alternative valuation methods in the equity grants. Again, the only event that would eliminate the formula based pricing restrictions is the successful completion of an IPO.

From late April through year-end 2006 the average stock price of the peer group traded down 21% and at their lowest was down 34% compared to initial averages. More importantly during that period, two initial public offerings for other independent exploration and production companies were completed (GeoMet Inc. on July 26, 2006 and Venoco Inc. on November 16, 2006). Both offerings priced below their expected IPO price ranges with GeoMet Inc. pricing 15% below the mid-point and Venoco Inc. pricing 19% below the mid-point. An offering by Edge Petroleum Corp. priced down 19% during the period from the initial expected offering price to completion of the offering.

Our view, which remained consistent between May 2006 and April 2007, based upon the poor performance of the new equity issues in the exploration and production sector, poor stock performance of our peer group, and discussions with our investment bankers, was that market conditions were unfavorable for the launch of our IPO.

That view did not change until our meeting with our investment bankers on April 7, 2007. At that meeting, the investment banks indicated that the market for exploration and production company stocks had improved significantly since year-end and that consummation of the IPO at a desirable price of approximately $17.00 had become achievable. The average stock price of the peer group was up 20.5% based on the May 3, 2007 closing prices as compared to December 31, 2006. Shortly after the April 7, 2007

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

meeting, the controlling shareholder decided to move forward with the public offering. On April 19, 2007, the Company’s Board of Directors authorized the Company to proceed with the IPO. Since such date, the Company and its representatives and the investment bankers have moved forward to complete the offering.

        We believe the decision to launch a public offering reached shortly after the April 7, 2007 meeting and approved by the Board of Directors on April 19, 2007 represents the first instance where the fair value of our equity grants begins to materially rise above the Formula-based Price. As time passed and we initiated the road show, the fair value of the equity grants continued to increase in excess of the Formula-based Price. This value change occurs due to the increasing likelihood of completion of the IPO which began to occur in April and was previously considered remote.

        If the Staff does not agree with our conclusion that incremental compensation expense should only be recognized upon completion of the IPO, we believe we should recognize the $19.2 million of incremental compensation expense in April and May of 2007 when we believe the fair value of our equity grants began to rise above the Formula-based Price and ultimately would rise to the IPO price assuming completion of the offering. We further propose to revise the language in the S-1 as follows:

        We will take a charge of $19.2 million during the second quarter of 2007 to recognize the change in fair value of our equity awards in connection with the decision to proceed with our public offering.

Valuation of Stock

        In consideration of the staff’s request for further information supporting our valuation, we submit our analysis as follows:

Overriding Valuation Consideration

        We believe that our Formula-based Price (as adjusted for Black Scholes assumptions as it relates to options) is reflective of the fair value of our equity grants, in part because the Formula-based Price is derived primarily from the value of our oil and gas reserves. Oil and gas reserves are a primary valuation metric for oil and gas companies as they are an indicator of future oil and gas production valued at current prices. As subsequently discussed, we will note that the terms of our equity grants restrict the valuation of equity grants to the Formula-based Price, other than in the instance of an IPO. We will further note that we believe that prior to April 2007 there was little value attributable to an IPO and that during April 2007 there began to be assignable value, above and beyond the Formula-based Price, attributable to the potential for completion of an IPO.

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

Reduction in stock value from March 31, 2006 to December 31, 2006

        The Formula-based Price for our restricted stock increased from $13.00 at December 31, 2005 to $14.24 at March 31, 2006, and then declined to $8.84 at December 31, 2006. Similarly the Formula-based Price for our stock options increased from $8.67 at December 31, 2005 to $9.49 at March 31, 2006 and then declined to $5.90 at December 31, 2006.

        While our operating and financial results were very good for the year ended December 31, 2006, our Formula-based Price fell from March 31, 2006 to December 31, 2006 due to a decline in the PV-10 of our estimated proved oil and gas reserves. As of December 31, 2006, our PV-10 was $1,584,000 compared to $2,204,000 as of December 31, 2005. This 28% decline in our PV-10 closely approximates the 31% decline in our Formula-based Price for the same period. The variance between these two percentages is attributable to a negative working capital balance of $75.6 million at December 31, 2006 which further reduced our per share value. During the period from March 31, 2006 through December 31, 2006, our PV-10 declined from $2,306,901 to $1,584,000 or 31%, which closely approximates the 38% decline in our Formula-based Price for the identical period, with the variance being attributable to balance sheet fluctuations between periods including the growth in negative working capital at December 31, 2006.

        The decline in our PV-10 of proved oil and gas reserves was attributable to declining crude oil and natural gas prices as shown below:

	December 31, 2005	March 31, 2006	December 31, 2006
Crude Oil	$55.87	$61.23	$47.85
Natural Gas	$7.60	$6.43	$4.54

Valuation Considerations

Our view, considering the guidance in the AICPA Practice Aid, is that the valuation of a company not trading on an equity exchange is significantly less than that of a publicly traded company. The value for a publicly traded company is enhanced by:

•	Liquidity in equity securities,

•	Lower cost of capital via access to public equity and debt markets,

•

Reduction of limitations on the ability of the holder to transfer the equity securities (note our stock grants contain restrictions on the holders ability to transfer vested shares to anyone other than the Company, so long as we are a non-reporting entity),

•	Reduction of valuation uncertainties as stock value is a readily available market value,

•	Transparency and availability of financial information, and reductions in concentration of ownership

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

Additionally, shares received by our restricted stock grantees and stock option holders are non-voting shares which we believe diminishes their value relative to voting shares. Most significantly such shares can only be sold at the Formula-based Price unless we become a public reporting company.

Although quantification of the increment in value between a private and a public company is subjective, we believe it to be significant. As noted by the AICPA (Chapter 9, paragraph 113), “the ultimate IPO price itself is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise during the period culminating in its successful IPO may increase significantly.” Accordingly, we believe the discount in value reflected in the Formula-based Price compared to a public valuation is appropriate.

Comments on December 31, 2006 Stock Valuation

During 2007, oil and natural gas prices were low early in the year with crude oil dropping to $50.48 per barrel (lower than any point during 2006) and for natural gas to $6.16 per MMBtu. Commodity prices began to improve as the year progressed with crude oil reaching $66.26 per barrel and natural gas rising to $7.92 per MMBtu. Concurrent with rising commodity prices, we noted improvement in peer company stock performance. These same changes in commodity prices also result in an increase in the value of our equity grants pursuant to the Formula-based Price. As of May 3, 2007, our peer companies were up on average 20.5% over their 2006 year-end closing prices. Additionally, the analysis below adjusts from the midpoint of the range of our expected IPO price in May 2007 to the theoretical value of our stock as a private company at December 31, 2006 (ignoring any discount or reduction in value attributable to the Formula-based Price provisions of our equity compensation plans, restriction on transferability and non-voting status):

Midpoint IPO Price	$17.00
Appreciation from 12/31/2006 to 5/3/2007 (20.5%)	$(2.89)

Theoretical IPO price at 12/31/06	$14.11
Private company discount (20%)(1)	$(2.82)

Theoretical private company value	$11.29
Formula-based price of restricted stock	$8.84
Difference	$2.45

(1) As noted in the aforementioned AICPA Practice Aid, and consistent with our expectations with we believe that publicly traded entities are valued at a premium to private entities and we believe that 20% is a reasonable estimate of that premium even though we realize it can vary.

The difference between the Formula-based Price of our restricted stock as of December 31, 2006, and that calculated by adjusting the midpoint of our IPO price to a theoretical value of our stock as a private company of $2.45 is attributable to; (1) the fact that shares of our restricted stock or shares issued upon stock option exercises cannot be sold by the grantees except to us at the Formula-based Price unless we become a public reporting

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

company, (2) the equity grants are non-transferable, and (3) the equity grants consist of non-voting status. These restrictions will be eliminated when we become a reporting company upon completion of the IPO. Accordingly, while we are a non-reporting company, the holders can only realize the Formula-based Price if they elect to sell their shares to the Company. This holds true in all transactions other than the consummation of an IPO. As further clarification, this means that even in the case of the sale of the Company to a third party in a private transaction, the stock option holders would be limited to 2/3rds of the Formula-based Price and restricted stock holders would be limited to the Formula-based Price. We believe this condition of our award agreements diminishes the value of the award agreements, and in the case of a transaction between a willing buyer and seller, would limit the value of the award agreements to the formula value. We believe this limitation on value explains the variance, noted above, between the theoretical private Company value and the formula-based price of restricted stock.

This provision in the restricted stock grants is a significant burden. We are not obligated to commence a public offering and, indeed, we have considered other alternative transactions over the past year, including the sale of the common stock to another company, which would not have the affect of eliminating the Formula-based Price.

Even ignoring the value discounts and reductions associated with the three items listed above the share price variance of $2.45 at December 31, 2006, would result in additional compensation expense of approximately $8.8 million, for both our restricted stock and stock options, which represents 3.4% of the Company’s net income, an amount that we believe to be immaterial in light of quantitative and qualitative factors and considerations including those included in SAB 99 and as put forth in our memo of April 30, 2007.

Conclusion

As noted above, we believe that the Formula-based Value (as adjusted for Black Scholes assumptions related to options) accurately represents the fair value of the stock options and restricted stock under SFAS 123(R). Due to the unique features of our stock option plan and restricted stock grants that limit the ability to sell other than for the Formula-based Price, which is tied to the Company’s PV-10. For purposes of incentive compensation recognition, we believe that the effect of consummation of the IPO will have a three-fold effect, (1) increasing value of the Company (elimination of Formula-based Price), (2) removing restrictions on transferability and (3) eliminating the non-voting status. We believe that not only does this mean that the charge that should be recognized upon consummation of an IPO or during the period of convergence in April and May of 2007, but also that, when taking into effect the performance of our peer group since December 31, 2006, the IPO itself represents the only factor that causes the Formula-based Value and the IPO price to materially differ.

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

Restricted Stock — unvested

4.	Please indicate, if true, that you have accounted for you unvested restricted shares at fair value once you became a public entity. If not, please tell us why you believe the unvested restricted shares should not be measured using a fair value based measurement method and reference the applicable guidance that supports your position. Refer to paragraph 37 of FAS 123R.

Response: We acknowledge the Staff’s comment. We have accounted for the unvested restricted shares at a value based on their plan formula based price, which we believe is not materially different than fair value at March 7, 2006 and throughout the remainder of the year. Please see the general discussion under the response to comment 3.

Restricted Stock — vested

5.	With respect to the vested portion of your restricted stock, please tell us whether or not you considered the guidance in EITF Topic D-98 and provide an analysis of this literature as it relates to your vested restricted stock prior to you becoming a reporting entity and explain why you believe that liability classification remains appropriate for those shares that have vested. In this regard, paragraph 4 of EITF D-98 states that the “SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the security to be classified outside of permanent equity.”

Response: We acknowledge the Staff’s comment. We reviewed EITF Topic D-98 when determining the classification of our vested restricted stock. Since the holders of the restricted stock have the right to require the Company to purchase their vested restricted stock at any time prior to when the Company becomes a reporting company under the Securities Exchange Act of 1934 (which, under EITF Topic D-98, would be a “triggering event that is not solely within the control of the issuer”), we concluded that the vested restricted stock should be classified outside of permanent equity and have included it in accrued liabilities. The amount related to vested restricted stock is approximately $2.7 million and is not considered material to the balance sheet.

9. Stock Compensation, page F-18

6.

Please update the schedule you provided in Appendix D to your response letter dated April 14, 2006 to include any additional stock option and restricted stock grants through December 31, 2006. With respect to the FMV per share column for all issuances presented, please provide footnote clarification to i) explain how the value for each issuance was calculated, ii) indicate whether the calculated value represents a formula derived value or a fair market value determined in accordance with a fair value based measurement method, and iii) indicate whether that calculated value was

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 4, 2007

determined while you were a nonpublic entity or while you were a public entity, as that term is defined in FAS 123R. Please also disclose the calculated value or fair value, as applicable, of the restricted stock and options issued, as of December 31, 2005, March 7, 2006 (the date you became a public company), and December 31, 2006.

Response: We acknowledge the Staff’s comment. Please see the materials provided as a supplement hereto as Annex A as an update to the previously supplied Appendix D to the response letter dated April 14, 2006 to include the requested information. The formula based value at December 31, 2005, March 31, 2006 and December 31, 2006, for both the restricted stock and stock options is described in the response to comment 3 under “Reduction in stock value from March 31, 2006 to December 31, 2006”. We believe the formula value approximates the fair value of the equity instrument as detailed in the response to comment 3. The value at March 7, 2006 would be the same as at December 31, 2005, because under the terms of the plan, the formula is re-determined quarterly.

1. Organization and Summary of Significant Accounting Policies, page F-7

7.	We note your statement that “The pro forma earnings per share adjustments for 2006 also give effect to the number of shares to be issued in the Company’s planned initial public offering whose net proceeds would be sufficient to pay the $52.1 million of cash dividends declared in 2007 (approximately 3.3 million shares).” Please provide the details of your pro forma EPS calculation as it is unclear whether or not you have included the additional shares in your pro forma calculation.

Response: We acknowledge the Staff’s comment. Please see the materials provided as a supplement hereto as Annex B for an updated pro forma EPS calculation.

* * * * *

Ms. Jill Davis

U.S. Securities and Exchange Commission

Please direct any questions that you have with respect to the foregoing or with respect to the undersigned at (580) 548-5110 or to David P. Oelman at (713) 758-3708. We appreciate your continued assistance and prompt attention to these matters.

Very truly yours,

/s/ John Hart

John Hart

Vice President, Chief Financial Officer and Treasurer

ANNEX A

Stock Options

Date of Grant	Name/ Description	Position	Number of Options	Exercise Price	12/31/2005 FMV per share(1)	as of 12/31/2005 Vesting Period Compensation Expense	Period to expense	Charged to expense in 2006	Charged to expense in 2005	Charged to expense in 2004	Charged to expense in 2003
5/1/2005	Tom Luttrell	Executive Officer	15,000	$62.82			3 year vesting
5/1/2005	Richard Straeter	Executive Officer	10,000	$62.82			3 year vesting

	Grants in prior years		167,000	$14.45			3 to 5 year vesting
	Grants exercised in 2005		(40,000)	$10.50			3 to 5 year vesting
	Grants exercised in 2006		(2,060)	$13.82			3 to 5 year vesting
	Grants forfeited in 2006		(6,667)	$43.62			3 year vesting

	Outstanding as of December 31, 2006		143,273		$64.85	$9,291,254		$(3,474,000)	$11,299,000	$2,010,000	$197,000

Restricted Stock
Date of Grant	Name/ Description	Position	Number of Shares	Exercise Price	12/31/2005 FMV per share	as of 12/31/2005 Vesting Period Compensation Expense	Period to expense	Charged to expense in 2006	Charged to expense in 2005	Charged to expense in 2004	Charged to expense in 2003
10/3/2005	Mark Monroe	Executive Officer	17,625		$97.28	$1,714,560.00	3 year vesting
10/5/2005	Harold Hamm	Executive Officer	20,000		$97.28	$1,945,600.00	3 year vesting
10/5/2005	Jeff Hume	Executive Officer	3,000		$97.28	$291,840.00	3 year vesting
10/5/2005	Jack Stark	Executive Officer	3,000		$97.28	$291,840.00	3 year vesting
10/5/2005	Other employees	Non-executive officer	39,089		$97.28	$3,802,577.92	3 year vesting
11/1/2005	Other employees	Non-executive officer	3,333		$97.28	$324,234.24	3 year vesting
11/30/2005	John Hart	Executive Officer	4,000		$97.28	$389,120.00	3 year vesting

	Outstanding as of December 31, 2005		90,047			$8,759,772.16		$5,972,000	$2,416,000	$—	$—

1/2/2006	George Littell	Director	300		$97.28	$29,184.00	1 year vesting
1/2/2006	H.R. Sanders, Jr.	Director	300		$97.28	$29,184.00	1 year vesting
1/18/2006	Robert Grant	Director	300		$97.28	$29,184.00	1 year vesting
2/28/2006	Lon McCain	Director	300		$97.28	$29,184.00	1 year vesting
4/3/2006	Other employees	Non-executive officer	2,000		$97.28	$194,560.00	1 year vesting
5/2/2006	Other employees	Non-executive officer	300		$97.28	$29,184.00	3 year vesting
5/15/2006	Other employees	Non-executive officer	300		$97.28	$29,184.00	3 year vesting
8/30/2006	Other employees	Non-executive officer	1,750		$97.28	$170,240.00	3 year vesting
10/5/2006	Other employees	Non-executive officer	9,752		$97.28	$948,674.56	3 year vesting
11/7/2006	Other employees	Non-executive officer	2,950		$97.28	$286,976.00	3 year vesting

	Non-executive officer departures		(9,559)			$(421,453.00)
	Non-executive officer cancelled		(5,079)			$(593,989.00)
11/30/2006	John Hart	Executive Officer	(436)			$(50,990.00)

	Restricted Stock 2006		3,178			$709,122.56		$376,000	$—	$—	$—

	Outstanding as of April 12, 2006		93,225			$9,468,894.72		$6,348,000	$2,416,000	$—	$—

	Grand Totals							$2,874,000	$13,715,000	$2,010,000	$197,000
(1)	Value as determined based on the formula contained in the applicable plan documents. For restricted stock, net assets are adjusted by adding the difference between the book value of our oil and gas properties and our PV-10. For stock options, the value is 2/3’s of the restricted stock value. We believe this calculated value approximates fair value due to the restrictions embedded in the equity instrument and other considerations as noted in our May 4, 2007 response letter.

ANNEX B

Continental Resources, Inc.

Calculation of Incremental Shares Sold

to Pay Post Year-end Dividends

Pursuant to SAB Topic 1B.3

Dividends declared in 2007	01/31/07	$18,803,465
	04/12/07	$33,278,031

		$52,081,496

Gross proceeds
Total shares offered by the Company		8,850,000
Mid-point of the IPO		$17.00

Gross proceeds		$150,450,000

Expenses
Underwriters discount	6%	$9,027,000
Other costs		1,851,095

Total expenses		$10,878,095

Net proceeds		$139,571,905

Net proceeds per share		$15.77

Incremental shares to pay dividends		3,302,393

Shares used in basic earnings per share for the year ended December 31, 2006 (pre-split) (F-13)		14,374,099

Pro forma adjusted for 11:1 split		158,115,089
Incremental shares to pay dividends		3,302,393

Pro forma shares used in basic earnings per share for the year ended December 31, 2006 (F-12)		161,417,482
Effect of dilutive securities		299,508
Employee stock options		1,247,939

Pro forma shares used in diluted earnings per share for the year ended December 31, 2006 (F-12)		162,964,929

Pro forma net income (F-4)		$161,829,000

Pro forma basic earnings per share (F-4)		$1.00
Pro forma diluted earnings per share (F-4)		$0.99